

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

<u>Via E-mail</u>
Mr. Patrick R. McDonald
Chief Executive Officer
Forest Oil Corporation
707 17th Street - Suite 3600
Denver, Colorado 80202

      Re: Forest Oil Corporation
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 22, 2012
              File No. 1-13515

Dear Mr. McDonald:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director